10027416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring Street, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Benedict 703-810-1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name – *if individual, state last, first, middle name*)

12060 SW 129th Court
Suite 201 (Address) Miami (City) FL (State) 33186-4582 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin D. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Jean Rehman
Notary Public, ID# 7151622
Commonwealth of Virginia
My Commission EXPRs Jul 31, 2011

Notary Public

Signature

President/CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT

February 23, 2010

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying statement of financial condition of Northwest Financial Group, LLC as of December 31, 2009, and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Financial Group, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orth, Chakler, Murnane & Co.

Orth, Chakler, Murnane & Company
Certified Public Accountants

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash and cash equivalents	$661,979
Certificates of deposit	527,933
Accounts receivable	45,885
Prepaid and other assets	43,666
Total assets	$1,279,463

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable	$42,131
Other accrued liabilities	113,997
Total liabilities	156,128
Commitments and contingent liabilities	—
MEMBERSHIP CAPITAL:	
Invested capital	555,000
Retained capital	568,335
Total membership capital	1,123,335
Total liabilities and membership capital	$1,279,463

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Financial services	$2,945,661
Representative fee reimbursement	16,645
Interest	16,479
Total revenues	2,978,785
Operating expenses:	
Commission	1,225,467
Salaries	841,714
Payroll and benefits	363,981
Office operations	238,333
Professional services	114,632
Marketing	48,866
Miscellaneous	33,673
Total operating expenses	2,866,666
Net income	$112,119

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

	Membership		Retained	
	Units	Investment	Capital	Total
Balance, December 31, 2008	1	$555,000	$456,216	$1,011,216
Net income	—	—	112,119	112,119
Balance, December 31, 2009	1	$555,000	$568,335	$1,123,335

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$112,119
Adjustments:	
Changes in operating assets and liabilities:	
Accounts receivable	(3,395)
Prepaid and other assets	(20,774)
Accounts payable and other accrued liabilities	35,818
Net cash provided by operating activities	123,768
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of certificates of deposit	(777,933)
Maturities of certificates of deposit	752,109
Net cash used in investing activities	(25,824)
Net change in cash and cash equivalents	97,944
Beginning balance of cash and cash equivalents	564,035
Ending balance of cash and cash equivalents	$661,979

The accompanying notes are an integral
part of these financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group, LLC (the "Company") is a credit union service organization ("CUSO") organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of Northwest Financial, LLC ("NWF"). Northwest Financial, LLC is a wholly owned subsidiary of Northwest Federal Credit Union ("NWFCU").

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

In connection with its activities as an introducing broker-dealer, the Company does not hold or receive customer funds or securities. The Company refers all customer transactions to LPL Financial Corporation whom it maintains a clearing arrangement with.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

CERTIFICATES OF DEPOSIT

Certificates of deposit are with NWFCU which may, at times, exceed federally insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable are generally commissions that have been earned, but not yet received. These receivables are deemed 100% collectible.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES

The Company is an LLC and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity.

NOTE 2: COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents office space as well as office equipment from its parent, NWF. The rental expense related to office space and office equipment under the operating leases was approximately $102,000 and $39,000 for the year ended December 31, 2009, respectively.

The Company leases office space from NWFCU. The minimum noncancellable lease obligations under these agreements approximate the following as of December 31, 2009:

Year ending December 31,	Amount
2010	$112,000
2011	116,000
	$228,000

NOTE 3: EMPLOYEE BENEFITS

Employees participate in NWF's 401(k) profit sharing plan. Participation in the plan is available to all Company employees who are 21 years of age. The Company makes contributions equal to 100% of employee contributions up to 4% of compensation, which is immediately, 100% vested. The total 401(k) expense for the Company approximated $58,000 for the year ended December 31, 2009.

NOTE 4: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company has transactions with several affiliated entities. Northwest Federal Credit Union is the sole owner of the Company's parent company NWF.

The Company is located in NWF's facilities. During the year ended December 31, 2009, the Company paid NWF approximately $102,000 for rent. The Company has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and certain other services. During the year ended December 31, 2009, the Company paid NWFCU approximately $25,000 for these services. Additionally, many of the Company's clients are referred by NWF's parent, NWFCU.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of approximately $394,000, which was approximately $384,000 in excess of its required net capital of approximately $10,000. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

NOTE 6: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D. C. and the surrounding areas.

NOTE 7: SUBSEQUENT EVENT

On February 17, 2010, the Board of Managers approved a $500,000 capital distribution to be paid on February 18, 2010.

★★★★★★

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 23, 2010

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying financial statements of Northwest Financial Group, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orth, Chakler, Murnane & Co.

Orth, Chakler, Murnane & Company
Certified Public Accountants

NORTHWEST FINANCIAL GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
AS OF DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS:	
Staff bonus accrual	$68,975
Annual leave accrual	36,822
Rep salary payable	19,059
401(k) payable	11,422
Flexible spending payable	6,305
Other accounts payable and accrued liabilities	13,544
Total aggregate indebtedness	$156,127
NET CAPITAL:	
Total member's capital from the statement of financial condition	$1,123,335
Deductions:	
Nonallowable assets:	
Certificates of deposit	527,933
Cash and cash equivalents	124,523
Prepaid assets	41,563
Financial services income receivable	31,791
Other assets	3,142
Total non allowable assets	728,952
Net capital	$394,383
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$10,408
Excess net capital at 1000%	$378,770
Ratio of aggregate indebtedness to net capital	0.40 to 1

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULE II
DECEMBER 31, 2009

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(I) of the Rule.

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

February 23, 2010

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

In planning and performing our audit of the financial statements of Northwest Financial Group, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Co.

Orth, Chakler, Murnane & Company
Certified Public Accountants

Orth, Chakler, Murnane and Company, CPAs

A Professional Association

12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388

Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

February 23, 2010

To the Board of Managers and Management of
Northwest Financial Group, LLC
Herndon, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Northwest Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northwest Financial Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Northwest Financial Group, LLC's management is responsible for Northwest Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including Form SIPC-4 and Form SIPC-6, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including Northwest Financial Group, LLC's statements of income for respective quarter ends, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specific parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Co.

Orth, Chakler, Murnane & Company
Certified Public Accountants